UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
HENRY SCHEIN, INC.
(Exact name of registrant as specified in its charter)
DELAWARE 0-27078 11-3136595
(State or other jurisdiction (Commission File (IRS Employer
of incorporation) Number) Identification No.)
135 DURYEA ROAD, MELVILLE,

NEW YORK
11747
(Address of principal executive offices) (Zip Code)
Kelly Murphy, Senior Vice

President and General Counsel
(631) 843-5500
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure
Item 1.01.

Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This disclosure for the calendar year ended December 31, 2024 is presented to comply with Rule
13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

The Rule imposes certain
reporting obligations on Securities and Exchange Commission registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.

These requirements apply to
registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.
If a registrant conducts a Reasonable Country of Origin Inquiry (“RCOI”) and determines that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they are required only to submit a Form SD, which describes the RCOI.
Although a substantial percentage of the products we sell are purchased from third-party suppliers as finished products, we manufacture or contract with third parties to manufacture a portion of our product portfolio.

We determined that certain of those products contain Conflict
Minerals that are necessary to their functionality or production.

To determine if the Conflict Minerals in our manufactured and other covered products originated from sources in the Covered Countries, we conducted a RCOI in good faith.

We surveyed all
known suppliers from whom we purchase materials containing the Conflict Minerals and reviewed the available public websites of such known suppliers.

We also utilized the

Responsible Minerals Initiative’s Conflict Minerals Reporting Template

(CMRT) to obtain the
relevant data.

The responses to our inquiry and results of our review can be grouped into the two categories identified below:
● The supplier represented that its products do not contain Conflict Minerals from the
Covered Countries.
● The supplier represented that its products contain Conflict Minerals from the Covered
Countries but they have implemented reasonable due diligence measures and practices to ensure responsible sourcing ( e.g. , participate in Conflict-Free Smelter
Program assessment protocols).
As a result of our RCOI, we have no reason to believe that our necessary Conflict Minerals (i)
may have originated in the Covered Countries or (ii) if they originated in the Covered Countries, failed to meet conflict-free sourcing or the Conflict-Free Smelter Program assessment protocols.

This Form SD is publicly available at investor.henryschein.com.

The website and information
accessible through it are not incorporated into this document.
Item 1.02.

Exhibit
Not applicable.
Section 2 – Exhibits
Item 2.01.

Exhibits
Not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
HENRY SCHEIN, INC.
By: /s/ KELLY

MURPHY
Kelly Murphy
Senior Vice President and General Counsel
Dated: May 30, 2025